Exhibit 99.2

May 4, 2022

Kurt Kalbfleisch, Chief Financial Officer and

Duncan McEwan, Audit Committee Chairman

Sphere 3D Corp.

895 Don Mills Road, Bldg. 2, Suite 900

Toronto, Ontario, M3C1W3

Canada

Re: Sphere 3D Corp. (the "Company")

Dear Mr. Kalbfleisch and Mr. McEwan:

We hereby tender our resignation as auditors of the Company effective immediately. We have read the Company's Change of Auditor Notice (the "Notice") dated May 4, 2022 and that based on our current knowledge, we are in agreement with the information contained in such Notice.

We appreciate the opportunity to have served as auditors of the Company for the past several years.

Yours truly,

Smythe LLP

HLC/1429600